Filed Pursuant to Rule 433

Registration Statement No. 333-228614

The Bank of Nova Scotia

US$1,250,000,000

4.900% Fixed Rate Resetting Perpetual

Subordinated Additional Tier 1 Capital Notes

(Non-Viability Contingent Capital (NVCC))

(subordinated indebtedness)

Issuer:	The Bank of Nova Scotia (the “Bank”)

Issue:	4.900% Fixed Rate Resetting Perpetual Subordinated Additional Tier 1 Capital Notes (Non-Viability Contingent Capital (NVCC)) (subordinated indebtedness) (the “Notes”)

Format:	SEC Registered

Status and Subordination:

The Notes will be the Bank’s direct unsecured obligations and, in the event of the Bank’s insolvency or winding-up, will rank (a) subordinate in right of payment to the prior payment in full of all Higher Ranked Indebtedness (as defined in the Prospectus Supplement (as defined below)) and (b) in right of payment equally with and not prior to Deeply Subordinated Indebtedness (as defined in the Prospectus Supplement) (other than Deeply Subordinated Indebtedness which by its terms ranks subordinate to the Notes) of the Bank, in each case, from time to time outstanding. The Notes will constitute subordinated indebtedness for the purposes of the Bank Act (Canada). In the event of the Bank’s insolvency or winding-up, the Notes will rank ahead of the Bank’s Common Shares (as defined below) and preferred shares.

The Notes will not constitute deposits that are insured under the Canada Deposit Insurance Corporation Act (Canada) or by the United States Federal Deposit Insurance Corporation.

Canadian Bail-in Powers Acknowledgment:	No. The Notes will not be subject to Bail-in Conversion (as defined in the Prospectus Supplement) under the Canadian bail-in regime.

Aggregate Principal Amount:	US$1,250,000,000

Expected Ratings*:	BBB- / Baa3 / BBB (high) (S&P / Moody’s / DBRS)

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Trade Date:	May 28, 2020

Settlement Date:	June 4, 2020 (T+5)

Maturity Date:	The Notes have no scheduled maturity or redemption date. Accordingly, the Bank is not required to make any repayment of the principal amount of the Notes except in the event of bankruptcy or insolvency and provided that an NVCC Automatic Conversion (as defined below) has not occurred. See “Events of Default” and “NVCC Automatic Conversion” below.

Interest Rate:	From and including June 4, 2020 to, but excluding, June 4, 2025 (the “Initial Rate Period”), interest will accrue on the Notes at an initial rate equal to 4.900% per annum. From and including each Reset Date (as defined below) to, but excluding, the next following Reset Date (each such period, a “Reset Rate Period”), interest will accrue on the Notes at a rate per annum equal to the sum, as determined by the Calculation Agent (as defined below), of (i) the then-prevailing U.S. Treasury Rate (as defined below) on the relevant Reset Rate Determination Date (as defined below) and (ii) 4.551% (the “Reset Spread”).

Reset Dates:	June 4, 2025 and each fifth (5th) anniversary date thereafter (each, a “Reset Date”).

Reset Rate Determination Dates:	The second business day immediately preceding each Reset Date (each, a “Reset Rate Determination Date”).

Interest Payment Dates:	Subject to the Bank’s right to cancel interest payments, interest on the Notes will be payable quarterly in arrears on March 4, June 4, September 4 and December 4 of each year, commencing on September 4, 2020 (each, an “Interest Payment Date”).

U.S. Treasury Rate and Fallbacks:

“U.S. Treasury Rate” means, with respect to any Reset Rate Period for which such rate applies, the rate per annum equal to: the average of the yields on actively traded U.S. treasury securities adjusted to constant maturity, for five-year maturities, for the five business days appearing under the caption “Treasury Constant Maturities’’ in the most recently published statistical release designated H.15 Daily Update or any successor publication which is published by the Federal Reserve Board, as determined by the Calculation Agent in its sole discretion.

If no calculation is provided as described above, then the Calculation Agent, after consulting such sources as it deems comparable to any of the foregoing calculations, or any such source as it deems reasonable from which to estimate the five-

year treasury rate, shall determine the U.S. Treasury Rate in its sole discretion, provided that if the Calculation Agent determines there is an industry-accepted successor five-year treasury rate, then the Calculation Agent shall use such successor rate. If the Calculation Agent has determined a substitute or successor base rate in accordance with the foregoing, the Calculation Agent in its sole discretion may determine the business day convention, the definition of business day and the Reset Rate Determination Date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the five-year treasury rate, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

The U.S. Treasury Rate will be determined by the Calculation Agent on the relevant Reset Rate Determination Date.

Discretionary Cancellation of Interest Payments:	Interest will be due and payable on an Interest Payment Date only if it is not cancelled by the Bank. Any cancelled interest payments will not be cumulative. The Bank has the sole and absolute discretion at all times and for any reason to cancel (in whole or in part), with notice to the holders of the Notes, any interest payment that would otherwise be payable on any Interest Payment Date. As a result, you may not receive any interest on any Interest Payment Date or at any other times, and you will have no claims whatsoever in respect of that cancelled interest.

Day Count / Business Day Convention:	Interest will be calculated on the basis of a 360-day year of twelve 30-day months.

Optional Redemption:

The Bank may, at its option, with the prior written approval of the Superintendent of Financial Institutions (Canada) (the “Superintendent”), redeem the Notes, in whole or in part, on June 4, 2025, and each fifth (5th) anniversary date thereafter, at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest up to, but excluding, the date of redemption (except to the extent such unpaid interest was cancelled as described above under “Discretionary Cancellation of Interest Payments”).

The Bank may, at its option, with the prior written approval of the Superintendent, redeem the Notes, in whole but not in part, at any time within 90 days following a Regulatory Event Date (as defined in the Prospectus Supplement), at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest up to, but excluding, the date of redemption (except to the extent such unpaid interest was cancelled).

Additionally, the Bank may, at its option, with the prior written approval of the Superintendent, redeem the Notes, in whole but not in part, on any date following the occurrence of a Tax Event (as defined in the Prospectus Supplement), at a redemption price equal to 100% of the principal amount thereof, plus any accrued and unpaid interest up to, but excluding, the date of (except to the extent such unpaid interest was cancelled).

Price to Public (Issue Price):	100.000%

Net Proceeds (before expenses):	US$1,237,500,000

Initial Benchmark Treasury:	0.375% due April 30, 2025

Initial Benchmark Treasury Price and Yield:	100-04; 0.349%

Initial Re-Offer Yield:	4.900%

Initial Re-Offer Spread to Treasury:	455.1 bps

NVCC Automatic Conversion:

Upon the occurrence of a Trigger Event (as defined below), each outstanding Note will automatically and immediately be converted, on a full and permanent basis, without the consent of the holders thereof, into that number of fully-paid common shares of the Bank (the “Common Shares”) determined by dividing (a) the product of the Multiplier and the Note Value, by (b) the Conversion Price (an “NVCC Automatic Conversion”).

“Conversion Price” means, in respect of each Note, the greater of (i) the Floor Price and (ii) the Current Market Price.

“Current Market Price” means the volume weighted average trading price of the Common Shares on the Toronto Stock Exchange (the “TSX”) or, if not then listed on the TSX, on another exchange or market chosen by the board of directors of the Bank on which the Common Shares are then traded, for the 10 consecutive trading days ending on the trading day immediately prior to the date on which the Trigger Event occurs (with the conversion occurring as of the start of business on the date on which the Trigger Event occurs), converted (if not denominated in U.S. dollars) into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs. If no such trading prices are available, Current Market Price shall be the Floor Price.

“Floor Price” means the U.S. dollar equivalent of CAD$5.00 converted into U.S. dollars at the Prevailing Rate on the day immediately prior to the date on which the Trigger Event occurs, subject to adjustment in the event of (i) the issuance of Common Shares or securities exchangeable for or convertible into Common Shares to all holders of Common Shares as a stock dividend, (ii) the subdivision, redivision or change of the Common Shares into a greater number of Common Shares, or (iii) the reduction, combination or consolidation of the Common Shares into a lesser number of Common Shares. The adjustment shall be calculated to the nearest one-tenth of one cent provided that no adjustment of the Floor Price shall be required unless such adjustment would require an increase or decrease of at least 1% of the Floor Price then in effect; provided, however, that in such case any adjustment that would otherwise be required to be made will be carried forward and will be made at the time of and together with the next subsequent adjustment which, together with any adjustments so carried forward, will amount to at least 1% of the Floor Price.

“Multiplier” means 1.25.

“Note Value” means, in respect of each Note, US$1,000 plus any accrued and unpaid interest on such Note up to, but excluding, the date of the Trigger Event (except to the extent such unpaid interest was cancelled).

“Prevailing Rate” means, in respect of any currencies on any day, the spot rate of exchange between the relevant currencies prevailing as at or about 12:00 noon (New York City time) on that date as appearing on or derived from the Relevant Page or, if such a rate cannot be determined at such time, the rate prevailing as at or about 12:00 noon (New York City time) on the immediately preceding day on which such rate can be so determined or, if such rate cannot be so determined by reference to the Relevant Page, the rate determined in such other manner as an Independent Financial Adviser (as defined in the Prospectus Supplement) shall consider in good faith appropriate.

“Relevant Page” means the relevant page on Bloomberg or such other information service provider that displays the relevant information.

Trigger Event:	Trigger Event has the meaning set out in the Office of the Superintendent of Financial Institutions (Canada) (“OSFI”), Guideline for Capital Adequacy Requirements (CAR), Chapter

2 – Definition of Capital dated November 2018, as such term may be amended or superseded by OSFI from time to time, which term currently provides that each of the following constitutes a Trigger Event:

•  the Superintendent publicly announces that the Bank has been advised, in writing, that the Superintendent is of the opinion that the Bank has ceased, or is about to cease, to be viable and that, after the conversion of the Notes and all other contingent instruments issued by the Bank and taking into account any other factors or circumstances that are considered relevant or appropriate, it is reasonably likely that the viability of the Bank will be restored or maintained; or

•  a federal or provincial government in Canada publicly announces that the Bank has accepted or agreed to accept a capital injection, or equivalent support, from the federal government or any provincial government or political subdivision or agent or agency thereof without which the Bank would have been determined by the Superintendent to be non-viable.

Dividend Stopper and Restriction on Retirement of Shares:	If on any Interest Payment Date, the Bank does not pay in full the applicable interest on the Notes that is due and payable on such Interest Payment Date (whether as a result of cancellation or otherwise), the Bank will not (a) declare dividends on the Common Shares or the preferred shares of the Bank or (b) redeem, purchase or otherwise retire any Common Shares or preferred shares of the Bank (except pursuant to any purchase obligation, retraction privilege or mandatory redemption provisions attaching to any preferred shares of the Bank), in each case, until the month commencing immediately after the Bank makes an interest payment in full on the Notes.

Events of Default:

An Event of Default with respect to the Notes will occur only if the Bank becomes bankrupt or insolvent or becomes subject to the provisions of the Winding-up and Restructuring Act (Canada), consents to the institution of bankruptcy or insolvency proceedings against it, resolves to wind-up, liquidate or dissolve, is ordered wound-up or otherwise acknowledges its insolvency. Neither the failure to make a payment on the Notes when due (including any interest payment, whether as a result of cancellation or otherwise) nor an NVCC Automatic Conversion upon the occurrence of a Trigger Event will constitute an Event of Default.

If an Event of Default has occurred, and a Trigger Event has not occurred, the entire principal amount of and accrued and unpaid interest on all of the Notes (except to the extent such unpaid interest was cancelled) will become immediately due and payable without any declaration or other act on the part of the Trustees (as defined below) or any holders of the Notes.

Common Share Corporate Event:	In the event of a capital reorganization, consolidation, merger or amalgamation of the Bank or comparable transaction affecting the Common Shares, the Bank will take necessary action to ensure that holders of the Notes receive, pursuant to an NVCC Automatic Conversion, the number of Common Shares or other securities that such holders would have received if the NVCC Automatic Conversion occurred immediately prior to the record date for such event.

Prohibited Owners:	Upon an NVCC Automatic Conversion, the Bank reserves the right not to deliver some or all, as applicable, of the Common Shares issuable thereupon to any person whom the Bank or either Trustee has reason to believe is an Ineligible Person (as defined in the Prospectus Supplement) or any person who, by virtue of the operation of the NVCC Automatic Conversion, would become a Significant Shareholder (as defined in the Prospectus Supplement) through the acquisition of Common Shares.

Purchase for Cancellation:	Subject to the prior written approval of the Superintendent, the Bank may at any time and from time to time, in whole or in part, purchase for cancellation any Notes in the open market, by tender or by private agreement, in any manner and at any price or at differing prices.

Payment of Additional Amounts:	Subject to the Bank’s sole and absolute right to cancel interest payments at any time, the Bank will pay additional amounts in respect of any withholding or deduction imposed in respect of payments on the Notes subject to certain exemptions as described under “Description of the Notes—Payment of Additional Amounts” in the Prospectus Supplement.

Form and Denomination:	The Notes will be issued in the form of one or more fully registered global notes registered in the name of the nominee of The Depository Trust Company. The Notes will be issued only in minimum denominations of US$1,000 and integral multiples of US$1,000 in excess thereof.

Use of Proceeds:	The net proceeds of this offering will be used for general business purposes.

Joint Bookrunners:	Scotia Capital (USA) Inc. Credit Suisse Securities (USA) LLC J.P. Morgan Securities LLC UBS Securities LLC

Co-Managers:	Barclays Capital Inc. BofA Securities, Inc.

BNP Paribas Securities Corp. Goldman Sachs & Co. LLC

Trustees:	Computershare Trust Company, N.A., as U.S. Trustee, and Computershare Trust Company of Canada, as Canadian Trustee

Calculation Agent:	Computershare Trust Company, N.A.

CUSIP/ISIN:	064159VJ2 / US064159VJ25

Governing Law:	The Notes and the Indenture will be governed by the laws of the State of New York, except that the provisions relating to an NVCC Automatic Conversion and the subordination provisions will be governed by the laws of the Province of Ontario and the laws of Canada applicable therein.

No PRIIPs KID. Not for retail investors in the EEA or in the UK.

The Notes are not bail-inable debt securities (as defined in the Prospectus) and are not subject to Bail-In Conversion (as defined in the Prospectus Supplement).

Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Notes on the date of pricing or the next succeeding two business days will be required, by virtue of the fact that the Notes initially will settle in five business days (T+5), to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement.

The Bank has filed a registration statement (File No. 333-228614) (including a base shelf prospectus dated December 26, 2018, the “Prospectus”) and a preliminary prospectus supplement dated May 28, 2020 (the “Prospectus Supplement”) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Prospectus, the Prospectus Supplement and other documents the Bank has filed with the SEC for more complete information about the Bank and this offering. You may obtain these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Bank, any underwriter or any dealer participating in the offering will arrange to send you the Prospectus and the Prospectus Supplement if you request it by calling Scotia Capital (USA) Inc. toll-free at 1 (800) 372-3930, Credit Suisse Securities (USA) LLC at 1 (800) 221-1037, J.P. Morgan Securities LLC at 1 (212) 834-4533 or UBS Securities LLC at 1 (888) 827-7275.